Peptinovo Biopharma Inc

Profit and Loss

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
Income			
Other Income	1,545.75	2,483.18	$4,028.93
Total Income	**$1,545.75**	**$2,483.18**	**$4,028.93**
Cost of Goods Sold			
51100 Freight and Shipping Costs		1,509.98	$1,509.98
Total Cost of Goods Sold	**$0.00**	**$1,509.98**	**$1,509.98**
GROSS PROFIT	**$1,545.75**	**$973.20**	**$2,518.95**
Expenses			
60100 Research & Development			$0.00
Chemicals		21,098.00	$21,098.00
Equipment		219,038.40	$219,038.40
Lab supplies	71,681.16	68,372.65	$140,053.81
R&D contract services	5,031.25		$5,031.25
Contract services Clinical	5,175.00	22,941.67	$28,116.67
Contract Services CMC	1,686,568.19	3,362,132.44	$5,048,700.63
Contract services Pharmacology		0.00	$0.00
Contract Services R&D	214,460.85	235,513.29	$449,974.14
Contract Services Regulatory	238,867.50	13,642.50	$252,510.00
Contract Services Toxicology	64,200.00		$64,200.00
Total R&D contract services	**2,214,302.79**	**3,634,229.90**	**$5,848,532.69**
Total 60100 Research & Development	**2,285,983.95**	**3,942,738.95**	**$6,228,722.90**
60500 Payroll Expenses	264.12		$264.12
Taxes	14,619.68	22,433.06	$37,052.74
Wages	176,581.31	271,943.20	$448,524.51
Total 60500 Payroll Expenses	**191,465.11**	**294,376.26**	**$485,841.37**
61000 Rent Expense	21,017.25	21,000.00	$42,017.25
62000 Legal	2,860.00	78,116.03	$80,976.03
62100 Patent expense	86,827.94	186,524.87	$273,352.81
62500 Conference expense	4,893.96	4,375.00	$9,268.96
62600 Travel Expense	15,544.88	24,564.23	$40,109.11
62610 Travel Meals	971.97	1,146.60	$2,118.57
63000 Accounting	4,250.00	2,800.00	$7,050.00
63200 Professional Services	112,903.41	165,227.31	$278,130.72
63300 Insurance Expense	986.50	612.50	$1,599.00
65200 Supplies and Office	80.34	436.09	$516.43
65250 Office technology	10,715.18	11,034.62	$21,749.80
68200 Promotional/marketing	16,032.16	12,220.82	$28,252.98
69910 Dues, licenses, fees	4,894.92	2,466.83	$7,361.75
69915 Meals and Entertainment	457.23	1,135.83	$1,593.06
69920 Shipping, Postage and Delivery	6,793.52	8,887.93	$15,681.45
69945 Investor relations	44,501.93	24,822.35	$69,324.28

Peptinovo Biopharma Inc

Profit and Loss

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
69960 Interest	22,479.04	21,230.69	$43,709.73
Melio Service Fees	575.98	331.50	$907.48
Melio Service Fees (113)	0.00		$0.00
Uncategorized Expense		80.00	$80.00
Total Expenses	**$2,834,235.27**	**$4,804,128.41**	**$7,638,363.68**
NET OPERATING INCOME	$ -2,832,689.52	$ -4,803,155.21	$ -7,635,844.73
NET INCOME	$ -2,832,689.52	$ -4,803,155.21	$ -7,635,844.73